FOREFRONT, INC.
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                             1413 South Howard Ave.
                                    Suite 104
                                Tampa, Fl 33606
                     Phone: 813-252-2267/ Fax: 813-253-2287

June  4,  2001

VIA  FAX  202-942-9516

United  States  Securities  and  Exchange  Commission
Washington  D.C.     20549

Re:   Forefront,  Inc.
      Registration Statement on Form SB-2
      Filed  January 23, 2001
      File  No.  333-54180

Dear  Sir  or  Madam:

Please consider this our notification of withdrawal of the above Registration Statement under SEC Rule 477.

Please  note:

1.  The  Registration  Statement  being  withdrawn  is  as  follows:

       Forefront,  Inc.
       Registration  Statement  on  Form  SB-2
       Filed  January  23,  2001
       File No.  333-54180

2.  The  reason  for  the  withdrawal  is  as  follows:

Your office (Division of Corporation Finance) presented comments to our filing. Though there were a limited number of points raised, it was explained that an amendment would not address one issue due to your policy that an amendment to the filing will not satisfy the issue. The issue centered on whether there was a completed Section 4(2) transaction in relation to the equity line--you believed the investor was not bound to purchase. The specific comment was that two provisions of the equity line, one that provided for the continuation of our President in Management as a condition of the financing, and the second, that provided for an assignment by the investor of it's rights, were tantamount to the investor not being committed to the agreement to purchase securities. We explained that the Management provision was to maintain continuity in the investors dealings with the Company but there was no objection to its removal. On the second point, we explained that the assignment provision was of the investors rights and not obligation to invest. Also, the investor confirmed it was committed to purchase, in any event, and was prepared to move forward. Though we suggested amending and removing both provisions, we were advised that an amendment would not be acceptable and it was advised, by your division, that a withdrawal of the filing, followed by the filing of a new filing, may be a good course to take. Based upon our discussions we determined it best to withdraw the filing and immediately file a new Registration Statement. The new filing will address, in our opinion, the matters we discussed, and will be filed on or about this date.


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3.  No  sale  of  securities  occurred  under  the  registration statement being withdrawn.

4. Our Company may undertake a subsequent private offering in reliance on Rule 155(c).

Sincerely  yours,


/s/  Santu Rohatgi
President




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